Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 11, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Division of Investment Management

Re:	Form AW - Request for Withdrawal
First Trust Energy Income and Growth Fund
Registration on Form N-2
Pre-Effective Amendment No. 1
(Registration Statement File No. 333-116841)

Ladies and Gentlemen:

 Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), as authorized legal representative and on behalf of First Trust Energy Income and Growth Fund (the “Fund”)(CIK 0001284940), we hereby request the withdrawal of the above-referenced Pre-Effective Amendment (SEC Accession No. 0001445546-22-006605) (the “Erroneous Filing”) to the Fund’s Registration Statement on Form N-2, together with all exhibits filed therewith, filed on September 30, 2022.

 The Erroneous Filing was inadvertently filed under the incorrect 1933 Act file number (333-116841). The Trust re-filed the Amendment under the correct 1933 Act file number (333-235984). The withdrawal is requested only for the Erroneous Filing and not with respect to any other filings.

The Erroneous Filing was not declared effective and no securities have been issued or sold in connection with the Amendment.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Chapman and Cutler LLP
Chapman and Cutler LLP